UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-10582

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
5050 Lincoln Drive
Edina, Minnesota  55436

Signatures

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

(Name of Plan)

Date: June 28, 2003	By:	/S/ ERIC S. RANGEN
Eric S. Rangen
Executive Vice President and Chief Financial Officer,
Alliant Techsystems Inc.

Alliant Techsystems, Inc.
401(k) Plan

Financial Statements as of and for the Years
Ended December 31, 2003 and 2002 and
Report of Independent Registered Public
Accounting Firm

ALLIANT TECHSYSTEMS INC. 401(k) PLAN SUBJECT TO A COLLECTIVE BARGAINING AGREEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees and Participants in the

Alliant Techsystems Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota

June 28, 2004

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments held by Master Trust at fair value (Note 7):
Participant-directed investments	$929,624,271	$757,060,374
Nonparticipant-directed investments (Note 4)	152,270,168	173,802,294

Total investments	1,081,894,439	930,862,668

Participant loans	30,091,480	28,513,203
Employer contributions receivable	1,660,010	1,284,350

NET ASSETS AVAILABLE FOR BENEFITS	$1,113,645,929	$960,660,221

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$960,660,221	$990,273,000

CONTRIBUTIONS:
Participant contributions	50,558,546	44,473,993
Employer contributions	16,516,029	14,276,464

Total contributions	67,074,575	58,750,457

INVESTMENT INCOME (LOSS) FROM MASTER TRUST:
Interest—net	63,284	6,715,355
Dividends	18,614,886	18,063,817
Net appreciation (depreciation) in fair value of investments	110,870,218	(88,091,204)

Total investment income (loss)	129,548,388	(63,312,032)

INTEREST INCOME FROM PARTICIPANT LOANS	1,839,799	1,976,610

TRANSFERS BETWEEN PLANS	173,639	(566,242)

MERGED FROM THIOKOL RETIREMENT SAVINGS AND INVESTMENT PLAN		5,434

TRANSFER IN FROM BLOUNT 401(k) RETIREMENT SAVINGS PLAN		42,865,416

TRANSFER IN FROM COMPOSITE OPTICS 401(k) RETIREMENT SAVING PLAN	15,477,917

DEDUCTIONS:
Distributions to participants	60,959,300	69,074,123
Trustee and administrative fees	169,310	258,299

Total deductions	61,128,610	69,332,422

NET ADDITIONS (DEDUCTIONS)	152,985,708	(29,612,779)

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$1,113,645,929	$960,660,221

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                                      PLAN DESCRIPTION

The following description of the Alliant Techsystems Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General Information—The Plan is a defined-contribution, voluntary, tax-deferred savings plan designed to provide supplemental retirement benefits to Alliant Techsystems Inc. (the “Company”) employees not covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company has management and administrative responsibility for the Plan.

401(k) Master Trust Agreement—The Company has established a 401(k) Master Trust (the “Trust”) to serve as the funding medium for the Plan and the Alliant Techsystems Inc. 401(k) Plan Subject to a Collective Bargaining Agreement (the “Participating Plans”). The Plan’s equity in the net assets and changes in net assets from operations of the Trust are included in the financial statements. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Trust was approximately 94% and 93%, respectively. Fidelity Management Trust Company serves as the trustee for the Plan.

Participation—Each employee of the Company classified as regular full-time or regular part-time, except a person employed by an excluded business unit or a person employed under a collective bargaining agreement that does not provide for participation in the Plan, automatically becomes a participant on the date of hire by the Company or transfer into the Plan. Effective January 1, 2003, temporary employees become eligible to participate in the Plan after a required amount of service has been met.

Contributions—The following contributions are made to the Plan:

a.                                       The Company contributes to the Plan an amount on behalf of the participants equal to the percentage of their pay elected by the participants, who designate pretax contributions. The maximum pretax contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions, including sponsor stock match contributions, are also limited to the lesser of $40,000 or 100% of the participant’s pay for a plan year.

b.                                      Participants who have received a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer all or a part of such distribution to their accounts in the Plan.

c.                                       With the exception of participants whose hire date is on or after January 1, 2003 and participants at Federal Cartridge, Estate Cartridge, Inc., and Ammunition Accessories, Inc. (the “Sporting Goods Subsidiaries”), the Company contributes a matching contribution of

$.50 worth of its stock to the stock match account for each $1.00 the participants contribute to their pretax accounts, limited to a maximum of 6% of the participant’s pay. For participants hired on or after January 1, 2003 the Company contributes $1.00 worth of its stock to the stock match account for each $1.00 the participants contribute to their pretax accounts on the first 3% of the participant’s pay, then $.50 for each $1.00 contributed on the next 2% of the participant’s pay. For participants at the Sporting Goods Subsidiaries, the Company contributes $1.00 worth of its stock to the stock match account for each $1.00 the participants contribute to their pretax accounts on the first 3% of the participant’s pay, then $.50 for each $1.00 contributed on the next 3% of the participant’s pay.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and is charged with withdrawals and an allocation of plan losses and administrative expenses for activity related to the individual participant’s account; plan-wide administrative expense is paid by the plan sponsor. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—All participants are 100% vested in their individual accounts attributable to their contributions and to company contributions at all times.

Participant Loans—Participants may borrow from their fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Except for loans transferred from the Composite Optics Inc. Retirement Savings Plan, loan terms range from one to five years, except loans for the purchase of a primary residence, which range from one to ten years. Loan terms for the loans transferred from the Composite Optics Inc. Retirement Savings Plan can range from one to fifteen years. The loans are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Distributions—On termination of service, a participant may elect to receive a single lump-sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. Participants’ account balances of less than $5,000 are automatically distributed as a lump sum.

Transfers Between Plans—Transfers between plans represent movement of participant accounts between the Participating Plans, for participants whose union or nonunion status changed during the year.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in Alliant Techsystems Inc. common stock. The Plan currently offers twenty mutual funds and one common stock fund as investment options for participants.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments are stated at market value, which is generally determined by quoted market prices. Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The trustee charges trustee and administrative fees directly against the individual investment balances. Participant loans are valued at the outstanding loan balance.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Excess Contributions Payable—The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3.                                      MERGERS, TRANSFERS, AND ROLLOVERS

During February, March, and April of 2002, accounts of former Blount participants totaling $42,865,416 were transferred as rollovers to the Plan.

During December of 2003, accounts of former Composites Optics Inc. participants totaling $15,477,917 were transferred as rollovers to the Plan.

4.                                      NONPARTICIPANT-DIRECTED INVESTMENTS

The Plan Sponsor contributes 100% of the company match into the Alliant Techsystems Inc. Stock Fund (“ATK Stock Fund”), an investment option under the Plan. Effective January 1, 2002, participants age 50 or older were allowed to move up to 25% of their investments in their company matching account out of company stock into any other investment options. Effective October 1, 2002, the percentage was increased to 100% for these participants. Effective April 1, 2002, the Plan was also amended to permit participants who have terminated employment from Alliant Techsystems Inc. and all of its affiliates to change investment in their company matching account from company stock to other investment options available under the Plan. For active participants who have not reached 50 years of age, the company match that is contributed to the ATK Stock Fund is nonparticipant-directed. Effective February 1, 2003, the Plan was amended to allow participants to move 100% of their investments in their company matching account out of company stock and into any other investment options available under the Plan the day after the nonparticipant-directed contribution is made.

The changes in net assets available for the Plan’s portion of the ATK Stock Fund for the years ended December 31, 2003 and 2002 are as follows:

	ATK Stock Fund
	2003	2002

NET ASSETS AVAILABLE FOR BENEFITS—
Beginning of year	$175,086,644	$120,841,384

CONTRIBUTIONS:
Participant contributions	2,980,177	2,765,122
Employer contributions	16,553,284	14,276,464

Total contributions	19,533,461	17,041,586

INVESTMENT INCOME (LOSS):
Interest—net	146,374	131,365
Net (depreciation) appreciation in fair value of investments	(14,414,375)	22,408,808

Total (loss) income	(14,268,001)	22,540,173

TRANSFERS—Net	69,076	246,073

TRANSFER IN FROM COMPOSITE OPTICS 401(k) RETIREMENT SAVING PLAN	637,234

EXCHANGES—Net	(20,553,207)	23,772,438

PARTICIPANT LOANS:
Repayments	938,667	766,901
Distributions	(1,620,073)	(1,708,908)

Total participant loans	(681,406)	(942,007)

DEDUCTIONS:
Distributions to participants	5,851,646	8,383,613
Trustee and administrative fees	41,977	29,390

Total deductions	5,893,623	8,413,003

NET ASSETS AVAILABLE FOR BENEFITS—
End of year	$153,930,178	$175,086,644

5.                                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated December 4, 2002 that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. As a result, no provision for income taxes has been included in the Plan’s financial statements.

Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related Trust continue to be tax-exempt.

6.                                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

7.                                      401(K) MASTER TRUST AGREEMENT

The following table presents the fair values of investments of the Trust as of December 31.

Due to changes in Department of Labor reporting requirements for the 2003 plan year, certain amounts within the Master Trust have been reclassified for the year ended December 31, 2002 to conform with the present reporting requirements. The net assets of the plan are unchanged; however, the fair value of investments of the Trust is reduced by the amount of participant loans. The amount of these loans is disclosed in supplemental Schedule H Part IV of Form 5500 included with these financial statements.

	2003	2002

Investments at fair value:
Short-term investment fund	$94,333,263	$90,404,610
Income funds	38,684,963	40,961,483
Growth and income funds	335,139,279	234,091,426
Growth funds	266,939,687	179,904,244
International funds	38,234,386	23,185,469
Alliant Techsystems Inc. Stock Fund	163,446,889	186,361,330
Hercules Inc. Stock Fund		1,486,981
Alcoa Stock Fund	8,498,057	14,862,680
Managed Income Portfolio II, Class 3	207,844,919	226,390,863

	$1,153,121,443	$997,649,086

Alliant Techsystems Inc. 401(k) Plan	$1,081,894,439	$930,862,668
Alliant Techsystems Inc. 401(k) Plan subject to a collective bargaining agreement	71,227,004	66,786,418

	$1,153,121,443	$997,649,086

Investment income (loss) for the Trust is as follows for the years ended December 31:

	2003	2002

Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Income funds	$(582,028)	$1,028,187
Growth and income funds	58,268,954	(52,779,003)
Growth funds	58,588,749	(53,048,747)
International funds	10,279,758	(3,332,640)
Alliant Techsystems Inc. Stock Fund	(15,375,080)	24,273,644
Hercules Inc. Stock Fund	56,338	(200,389)
Alcoa Stock Fund	6,010,315	(9,311,179)

	117,247,006	(93,370,127)

Interest	63,966	7,177,334
Dividends	19,809,523	18,929,980

	$137,120,495	$(67,262,813)

Alliant Techsystems Inc. 401(k) Plan	$129,548,388	$(63,312,032)
Alliant Techsystems Inc. 401(k) Plan subject to a collective bargaining agreement	7,572,107	(3,950,781)

	$137,120,495	$(67,262,813)

8.                                      RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 2,542,700 and 2,731,736 units, respectively, of common stock of Alliant Techsystems Inc., the sponsoring employer, with a cost value of $102,734,997 and $103,643,703, respectively. During the years ended December 31, 2003 and 2002, the Plan did not record any dividend income related to the Alliant Techsystems Inc. common stock.

There were no prohibited parties-in-interest transactions during the years ended December 31, 2003 and 2002.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

(EIN 41-1672694) (PLAN #003)

SCHEDULE H LINE 4i—SCHEDULE OF ASSETS (Held At End of Year)

DECEMBER 31, 2003

(b) Identity of Issue, Borrower, (a) Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

Various participants**	Participant loans (maturing 1/2/04 to 5/30/17* at interest rates of 5.0% to 11.5%)	***	$30,091,480

Total			$30,091,480

*                             Maturity relates to a loan transferred from Composite Optics Inc. Retirement Savings Plan

**                      Party-in-interest.

***               Cost information is not required for participant-directed investments and, therefore, is not included.